Exhibit 99.1

ProQR Therapeutics N.V.

Press Release June 21, 2016

FINAL – FOR RELEASE

ProQR to Release Topline Data from Proof of Concept Study of QR-010 in Cystic Fibrosis Patients at NACFC

LEIDEN, the Netherlands, June 21, 2016 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis (CF) and Leber’s congenital amaurosis Type 10 (LCA10), today announced that topline data from study PQ-010-002, a proof-of-concept study to evaluate the effect of QR-010 on nasal potential difference (NPD) will be released at the time of the North American Cystic Fibrosis Conference (NACFC) held on October 27-29, 2016 in Orlando, Florida. In addition, preliminary data from the single-dose cohorts of PQ-010-001, a Phase 1b safety and tolerability Study of QR-010, are also planned to be released at the time of the NACFC, together with an update on the enrollment for the multiple-dose cohorts which is currently not expected to be completed in 2016.

“We are excited to announce data from our two ongoing clinical studies of QR-010. The data from the NPD trial could be a key validating proof-of-concept study informing us of the activity of QR-010 in CF patients. Releasing the preliminary single-dose results of our Phase 1b study at the same time marks a milestone in our clinical development program”, said Daniel de Boer, Chief Executive Officer of ProQR. “In our pre-clinical models QR-010 showed an unprecedented restoration of CFTR function in the NPD test. Because NPD in CF patients has positive predictive value for clinical benefit, we would see a positive outcome in this study as an important proof of efficacy.”

ProQR also announced that its cash position of €85.5 million as of March 31, 2016 will allow the Company to fund operations into mid-2018, through some important milestones for ProQR’s development programs that include QR-010 for CF and QR-110 for LCA10 and continue to strengthen the Company’s pipeline of RNA therapeutics.

Study PQ-010-002, a Nasal Potential Difference proof of concept study

PQ-010-002 is a proof-of-concept study evaluating the effect of QR-010 on an important measurement of CFTR function, the nasal potential difference (NPD). This proof-of-concept study is an open label 28-day study conducted in 5 specialized centers in the US and Europe. The study plans to enroll 16 CF patients, 8 homozygous (carrying two copies) for the ΔF508 mutation and 8 compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation) with the option to enroll an additional 16. The NPD assay selectively measures the functional activity of the impaired CFTR protein by measuring total chloride transport in the nasal epithelium in CF patients. Restoration of normal NPD in CF patients will demonstrate pharmacodynamic activity of QR-010 on CFTR function, an effect that has already been demonstrated in a preclinical mouse model with the ΔF508 mutation. Top-line data from the first 16 patients is expected to be presented during the NACF conference this year.

Study PQ-010-001, a Phase 1b safety and tolerability study

PQ-010-001, a Phase 1b randomized, double-blind, placebo-controlled, dose-escalation 28-day study that is actively enrolling patients in 22 centers in 9 countries across North America and Europe. This study evaluates the safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 in 64

CF patients carrying two copies (homozygotes) of the ΔF508 mutation. In addition, exploratory efficacy endpoints in this study include sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. This study is not powered for statistical significance on any of these exploratory endpoints. In this study, QR-010 is administered through inhalation three times a week for four weeks. The company expects to present preliminary data from the single ascending dose cohorts during the NACF conference this year. At that time the company will also provide further guidance for the data from the multiple ascending dose cohorts.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA in CF patients that have the ΔF508 mutation. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and restore CFTR function. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010, its therapeutic potential, its clinical development and the timing of the read out of clinical studies, and statements regarding our cash position and funding requirements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Sariette Witte

Head of Communications

T: +1 213 261 8891

ir@proqr.com